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Exhibit 99.6

Bookham Technology plc
23 January 2004

        Oxfordshire, UK—23 January 2004: Bookham Technology plc announces that on 22 January 2004 it received notification from Aviva plc (formerly CGNU plc) ("Aviva") that, following a sale of 1,200,000 ordinary shares in the Company on 20 January, its subsidiary Morley Fund Management Limited is now interested in 27,852,441 ordinary shares, representing approximately 12.84% of the current issued share capital of the Company, including a material interest in 18,895,514 shares (8.71%). Aviva has the same interest.

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  Exhibit 99.6